Babcock & Brown Air
(NYSE: FLY)

JPMorgan Aviation & Transportation Conference

March 18, 2008

Caution Concerning Forward-looking Statements

This presentation contains “forward-looking statements” within the meaning of the Private Securities
Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as
“expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for Babcock & Brown Air
Limited's future business and financial performance and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the company's IPO prospectus dated September 26, 2007 and filed with the SEC on September 27, 2007. The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise

Steve Zissis
Chairman, Board of Directors
Babcock & Brown Air

Agenda

B&B Air Overview

Industry and Financing Environment Update

Portfolio Update

Acquisition and Financing Strategy

Babcock & Brown Aircraft Management (“BBAM”) Overview

Summary

Kuala
Lumpur

Singapore

Perth

Melbourne

Sydney

Brisbane

Auckland

Hong Kong

Tokyo

London

Luxembourg

Paris

Munich

Vienna

Rome

Tel Aviv

Dubai

Johannesburg

Madrid

Greenwich

New York

Houston

Dallas

San Francisco

San Diego

Toronto

Vancouver

BBAM / B&B Office

B&B Office

Dublin

Milan

About Babcock & Brown Air

Global lessor of commercial jet aircraft

Managed by Babcock & Brown, a global investment firm with over 25 years experience in aircraft leasing and financing, and over $68bn in AUM

Aircraft Portfolio (1)

59 aircraft owned or committed

34 lessees in 17 countries

6.2 yr avg age

6.3 yr remaining lessee term

93% narrow bodies

Note:

1. As of April 1, 2008

Our Structure

Babcock & Brown is B&B Air’s
largest shareholder with 4.8m
shares (14% total outstanding)

Babcock & Brown executives
involved in B&B Air’s management
have significant portion of their
deferred incentive compensation
tied to B&B Air’s total shareholder
return

B&B Air

Management

BBAM

B&B Air

NYSE: FLY

25-year Management Agreement

100%

25-year Servicing Agreement

100%

14%

Alignment of Interests

B&B Air - Investment Highlights

Well diversified group of 34 lessees in 17 countries

6.3 year weighted average remaining lease term with staggered maturity profile

Stable, Diversified Revenue
Stream (1)

BBAM’s senior management team have average industry experience of
15 yrs and have worked together for over a decade

17 successful years of aircraft origination and asset management

Babcock & Brown have over 25 years experience in aviation financing.

Strong, Experienced
Management

Over $500m acquisitions since IPO; 40% increase in contracted lease rentals

Un-drawn debt capacity of up to ~ $690m

Well Positioned for Growth/
Untapped Funding Capacity

Robust aircraft demand coupled with tight supply forecast

Emerging Markets fuelling long-term, secular growth

Upside potential from North American / European fleet replacement

Favorable Industry Conditions

59 aircraft

6.2 year weighted average age

93% narrow body

Young High Quality Fleet (1)

Note:

1. As of April 1, 2008

Industry Update

Near-term industry fundamentals remain very positive despite slowing US economy

Aircraft demand remains very strong in emerging markets

Aircraft supply remains tight – backlogs are growing and no indication of increased supply capacity from the manufacturers

Declining US$ reduces cost of aircraft for non-US carriers and partially offsets oil price impact on operating costs for many operators

Lease rates for aircraft types in B&B Air’s portfolio continue to increase

Particularly strong demand observed in China, India, Russia and Eastern Europe

Premium lease rates available in certain markets where demand is particularly strong

Secular, long-term growth trends remain in tact

Increasing air travel demand from growing middle classes in emerging markets

Liberalisation of international air travel and emergence of more low-fare airlines

Impending need for US and European legacy carriers to re-fleet not yet factored into demand equation

Increased opportunity due to liquidity-driven aircraft sales by motivated sellers

Financing Environment

BBAM maintains an active dialog with a wide range of aircraft financiers with whom it has long-standing relationships

Bank debt continues to be available to experienced operators to finance aircraft

Positive industry fundamentals; strong asset performance

Experienced lenders with deep knowledge of aircraft

All-in financing costs have remained stable to declining in last 6 months

Falling benchmark interest rates have generally offset widening credit spreads

34 Lessees – Geographic
Diversification (4)

Modern Fleet, Diversified Customer Base, Long Lease Maturities(1)

Notes:

1.

As of April 1, 2008

2.

Includes 1 cargo aircraft

3.

Includes 1 A330, 1 B747, 1 B767 and 1 B777

4.

Based upon percent of the appraised value of aircraft and geographic location of lessees

93%

59

4

11

3

14

27

% Narrowbody

Total

Wide Bodies (3)

B757s

B737 Classics (2)

B737 700/800s

A320s & A319s

Modern Fleet – 6.2

Years on Average

Long Leases – 6.3

Years on Average

0

1

2

3

4

5

6

7

8

9

10

'21

'20

'19

'18

'17

'16

'15

'14

'13

'12

'11

'10

'09

'08

Lease Expirations

Africa, Europe

and Other

8.5%

Asia

1.7%

Latin & South

America

10.2%

Asia

18.6%

North America

23.7%

Europe

37.3%

Developed

Emerging

Leasing Performance

All 59 aircraft currently on lease

Release or extension of all 11
aircraft with leases expiring in
2007 and 2008 completed or
under LOI

18% higher rents

BBAM has had similar
experience across its entire
managed fleet of 270 aircraft

Acquisition/Investment Strategy

Acquired over $500m of aircraft since IPO in September 2007, increased contracted lease revenue by 40%, further diversified portfolio

Focus on modern, high-utility aircraft with wide user bases

Constantly reassessing acquisition parameters to reflect capital market conditions in order to continue to earn attractive returns on capital invested

40%

Contracted Lease
Rentals

$155m

IPO

April 1, 2008

Average Lease Term

0

1

2

3

4

5

6

7

5.9 yrs

6.3 yrs

7%

IPO

April 1, 2008

No. of Lessees

29

34

17%

IPO

April 1, 2008

0

50

100

150

200

250

$217m

0

5

10

15

20

25

30

35

40

Financing Strategy

Efficient, low-cost securitization

Minimal amortization for 5 years

Monoline downgrades have no
impact on financing from a B&B Air
perspective

Committed 5 year credit facility to fund
up to  $1.2Bn of additional aircraft

Flexible funding structure; up to ~
$690m un-drawn capacity

Equity capital in place to fund
significant near-term growth

Flexible and Committed Financing

Outlook

B&B Air has debt and equity financing
capacity to continue growing its portfolio
without any near-term need to tap the
capital markets

Continuously assessing various financing
strategies to optimise B&B Air’s capital
structure and funding capacity

Portfolio and one-off aircraft
financings

Corporate debt facilities

Babcock & Brown has experience and
relationships in aircraft finance developed
over 25 years

Stable Cash Flow

Contracted revenues

High quality aircraft portfolio

Diversified customer base

6.3 year average lease term (1)

Predictable cost structure

Fixed management fee
arrangements

Scalable corporate overhead

Interest rates fully hedged

Minimal cash income taxes

Flexible depreciation rules

Low Irish corporate tax rate

Note:

1. As of April 1, 2008

Babcock & Brown Aircraft Management (“BBAM”)

Competitive strength in aircraft leasing and management

Description

Strength

Breadth and depth of relationships is unparalleled

Active relationships with 70+ airlines worldwide

Strong Lessee
Relationships

BBAM has raised over $7.5 billion of non-recourse aircraft debt since 1990

Strong relationships with specialist aircraft financiers; prior experience raising debt finance during difficult credit markets

Babcock & Brown has been a leading aviation finance advisor for over 25 years;
clients include major airlines such as Singapore, United, Delta and American

Strong Financing
Relationships

Since 1994, BBAM has successfully re-marketed more than 240 aircraft and originated over 300 aircraft from a variety of sources

Successful aircraft manager for securitizations and third parties (i.e. ALPS, AerCo,
Japanese owners and private investors)

Continued to originate aircraft even during industry downturns

Proven Track Record

B&B has over 25 years of experience in aviation finance

BBAM has been in business for over 17 years

Consistent ownership throughout the years

Established Player

Core team has been together for over a decade; average 15 yrs industry experience

Highly developed operation evolved from managing through several industry cycles

Experienced Team

100 employees in 7 offices with coverage of all our target regions

Supported by Babcock & Brown’s 1,400 professionals in 30 offices worldwide

World’s 4th largest aircraft lessor - own/manage 270 aircraft as of 12/31/2007

72 lessee in 26 countries

B&B Air benefits from BBAM’s strong global footprint and market access

BBAM is a Global, Full Service Platform

Finance, Accounts
& Contracts

Capital Markets

Legal

Technical Services

Origination &
Re-Marketing

Investment Highlights Summary

Stable, Diversified Revenue Stream

Strong, Experienced Management

Well Positioned for Growth/ Untapped Funding Capacity

Favorable Industry Conditions

Young High Quality Fleet